2015 Consolidated Financial Statements

With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors of Chevron Phillips Chemical Company LLC

We have audited the accompanying consolidated financial statements of Chevron Phillips Chemical Company LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chevron Phillips Chemical Company LLC at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
February 18, 2016

Chevron Phillips Chemical Company LLC

Consolidated Statement of Comprehensive Income

	Years ended December 31
Millions of Dollars	2015	2014	2013
Revenues and Other Income
Sales and other operating revenues	$9,248	13,416	13,147
Equity in income of affiliates	539	595	627
Other income	72	137	16
Total Revenues and Other Income	9,859	14,148	13,790
Costs and Expenses
Cost of goods sold	6,383	10,024	10,315
Selling, general and administrative	698	692	606
Research and development	55	60	58
Total Costs and Expenses	7,136	10,776	10,979
Income Before Interest and Taxes	2,723	3,372	2,811
Interest income	2	2	3
Interest expense	—	—	—
Income Before Taxes	2,725	3,374	2,814
Income tax expense	74	86	71
Net Income	2,651	3,288	2,743

Other Comprehensive (Loss) Income
Foreign currency translation adjustments	(45)	(43)	(4)
Defined benefit plans adjustments:
Net actuarial gain (loss)	15	(138)	154
Prior service cost	7	9	22
Defined benefit plans adjustments – equity affiliate	—	1	(1)
Total Other Comprehensive (Loss) Income	(23)	(171)	171
Comprehensive Income	$2,628	3,117	2,914

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Balance Sheet

	At December 31
Millions of Dollars	2015	2014
ASSETS
Cash and cash equivalents	$350	1,106
Accounts receivable – trade (net of allowance of $6 million in 2015 and $6 million in 2014)	858	1,101
Accounts receivable – affiliates	92	172
Inventories	949	981
Prepaid expenses and other current assets	42	77
Total Current Assets	2,291	3,437
Property, plant and equipment	13,371	10,837
Less accumulated depreciation	5,452	5,200
Net property, plant and equipment	7,919	5,637
Investments in and advances to affiliates	3,303	3,160
Other assets and deferred charges	84	77
Total Assets	$13,597	12,311
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable – trade	$784	1,006
Accounts payable – affiliates	112	176
Accrued income and other taxes	95	91
Accrued salaries, wages and benefits	160	171
Short-term debt – affiliates	16	13
Accrued distributions to members	119	51
Other current liabilities and deferred credits	33	47
Total Current Liabilities	1,319	1,555
Long-term debt principal amount	1,400	—
Less unamortized discounts and debt issuance costs	7	—
Net long-term debt	1,393	—
Employee benefit obligations	424	375
Other liabilities and deferred credits	196	121
Total Liabilities	3,332	2,051
Members’ capital	10,626	10,598
Accumulated other comprehensive loss	(361)	(338)
Total Members’ Equity	10,265	10,260
Total Liabilities and Members’ Equity	$13,597	12,311

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Statement of Changes in Members’ Equity

Millions of Dollars	Members’ Capital	Accumulated Other Comprehensive Income/(Loss)	Total Members’ Equity
December 31, 2012	$7,239	(338)	6,901
Net income	2,743	—	2,743
Other comprehensive income	—	171	171
Distributions to members	(1,460)	—	(1,460)
December 31, 2013	8,522	(167)	8,355
Net income	3,288	—	3,288
Other comprehensive loss	—	(171)	(171)
Distributions to members	(1,212)	—	(1,212)
December 31, 2014	10,598	(338)	10,260
Net income	2,651	—	2,651
Other comprehensive loss	—	(23)	(23)
Distributions to members	(2,623)	—	(2,623)
December 31, 2015	$10,626	(361)	10,265

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Statement of Cash Flows

	Years ended December 31
Millions of Dollars	2015	2014	2013
Operating Activities
Net income	$2,651	3,288	2,743
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and retirements	306	296	278
Distributions less than income from equity affiliates	(170)	(128)	(36)
Asset impairments	55	187	24
Net decrease (increase) in operating working capital	148	(137)	42
Benefit plan contributions	(8)	(38)	(137)
Employee benefit obligations	72	33	(30)
Other	38	(32)	143
Net Cash Provided by Operating Activities	3,092	3,469	3,027
Investing Activities
Capital expenditures	(2,626)	(1,771)	(1,122)
Purchases of intangible assets	(11)	—	(2)
Repayments from (advances to) Saudi Polymers Company	18	—	(98)
Investments in and advances to Petrochemical Conversion Company Ltd.	(75)	(70)	(149)
Repayments from Qatar Chemical Company II Ltd. (Q-Chem II)	—	—	55
Proceeds from the sale of assets	4	232	14
Other	—	1	(18)
Net Cash Used in Investing Activities	(2,690)	(1,608)	(1,320)
Financing Activities
Net proceeds from issuance of debt	1,393	—	—
Distributions to members	(2,555)	(1,431)	(1,771)
Other	4	2	—
Net Cash Used in Financing Activities	(1,158)	(1,429)	(1,771)
Net (Decrease) Increase in Cash and Cash Equivalents	(756)	432	(64)
Cash and Cash Equivalents at Beginning of Period	1,106	674	738
Cash and Cash Equivalents at End of Period	$350	1,106	674
Supplemental Disclosures of Cash Flow Information
Net decrease (increase) in operating working capital
Decrease (increase) in accounts receivable, net – trade and affiliates	$348	182	(35)
Decrease (increase) in inventories	15	(5)	(4)
Decrease (increase) in prepaid expenses and other current assets	35	(6)	9
(Decrease) increase in accounts payable – trade and affiliates	(222)	(327)	95
Increase (decrease) in accrued income and other taxes	4	9	(10)
(Decrease) increase in other current liabilities and deferred credits	(32)	10	(13)
Total	$148	(137)	42
Cash paid for interest	$—	—	—
Cash paid for income taxes	71	78	72
See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 1 – General Information

Chevron Phillips Chemical Company LLC¹, through its subsidiaries and equity affiliates, manufactures and markets a wide range of petrochemicals on a worldwide basis, with manufacturing facilities in Belgium, China, Colombia, Qatar, Saudi Arabia, Singapore, South Korea and the United States. CPChem is a limited liability company formed under Delaware law, owned 50 percent by Chevron U.S.A. Inc. (Chevron), an indirect wholly owned subsidiary of Chevron Corporation, and 50 percent by wholly owned subsidiaries of Phillips 66 (collectively, the “members”).

The Company is governed by its Board of Directors (the “Board”) under the terms of a limited liability company agreement. There are three voting representatives each from Chevron and Phillips 66, and the chief executive officer and the chief financial officer of the Company are non-voting representatives. Certain major decisions and actions require the approval of the Board. All decisions and actions of the Board require the approval of at least one representative from each of Chevron and of Phillips 66.

[1] Unless otherwise indicated, "the Company" and "CPChem" are used in this report to refer to the business of Chevron Phillips Chemical Company LCC and its consolidated subsidiaries.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

CPChem manufactures and markets ethylene, propylene and associated olefin co-products that are primarily consumed internally for the production of polyethylene (PE), normal alpha olefins (NAO) and PE pipe. CPChem has five olefins and polyolefins production facilities located in Texas, eight domestic pipe production facilities, one domestic pipe fittings production facility, and a polyalphaolefins facility in Belgium. In addition, the Company owns interests in: a PE plant located at its Cedar Bayou facility in Texas; ethylene, PE and NAO (1-hexene and full range) operations in Qatar; an ethylene, propylene, PE, polypropylene (PP), polystyrene (PS) and 1-hexene facility in Saudi Arabia; and PE facilities in Singapore and China.

The Company also manufactures and markets a variety of specialty products, including organosulfur chemicals, aromatics products such as benzene, paraxylene and cyclohexane. Additionally, CPChem markets styrene butadiene copolymers (SBC) sold under the trademark K-Resin®. Production facilities are located in Mississippi, Texas and Belgium. CPChem also owns interests in aromatics and styrene facilities and nylon 6,6, nylon compounding, and polymer-based conversion facilities in Saudi Arabia, in a K-Resin® SBC facility in South Korea, and in multiple styrenics facilities in North and South America.

Note 2 – Summary of Significant Accounting Policies

Consolidation and Investments – The accompanying consolidated financial statements include the accounts of Chevron Phillips Chemical Company LLC and its consolidated subsidiaries (collectively, “CPChem”). All significant intercompany investments, accounts and transactions have been eliminated in consolidation. Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Other securities and investments are accounted for under the cost method.

Estimates, Risks and Uncertainties – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

There are varying degrees of risk and uncertainty in each of the countries in which CPChem operates. The Company insures the business and its assets against material insurable risks in a manner deemed appropriate. Because of the diversity of CPChem’s operations, the Company believes any loss incurred from an uninsured event in any one business or country, other than damages from named wind storms or a terrorist act directed at CPChem operations, would not have a material adverse effect on operations as a whole. However, any such loss could have a material impact on financial results in the period recorded.

Revenue Recognition – Sales of petrochemicals, natural gas liquids and other items, including by-products, are recorded when title passes to the customer. Royalties for licensed technology that are paid in advance are recognized as revenue as the associated services are rendered, while royalties paid based on a licensee’s production are recognized as volumes are produced by the

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

licensee. Sales are presented net of discounts and allowances. Freight costs billed to customers are recorded as a component of revenue.

CPChem markets and sells petrochemical products on behalf of certain equity affiliates for which the Company receives a marketing commission. Such commissions generally are recorded as Sales and other operating revenues. The Company also purchases petrochemical products from certain equity affiliates and sells them to customers on behalf of the affiliates. Such sales are recorded as Sales and other operating revenues, with the associated purchases recorded as Cost of goods sold. See Notes 6 and 8 for more information.

Cash and Cash Equivalents – Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase.

Accounts Receivable – Accounts receivable is shown net of an allowance for estimated non-recoverable amounts. Accounts that are deemed uncollectible are written off to expense.

Inventories – For U.S. operations, cost of product inventories is primarily determined using the dollar-value, last-in, first-out (LIFO) method. These inventories are valued at the lower of cost or market. Lower-of-cost-or-market write-downs for LIFO-valued inventories are generally considered to be temporary. For operations outside the U.S., product inventories are typically valued using either the first-in, first-out method or the weighted-average method. Materials and supplies inventories are carried at weighted-average cost.

Property, Plant and Equipment – Property, plant and equipment is stated at cost, and is comprised of assets, defined as property units, with an initial expected economic life beyond one year. Asset categories are used to compute depreciation and amortization using the straight-line method over the associated estimated useful lives.

Long-lived assets used in operations are assessed for possible impairment when events or changes in circumstances indicate a potential significant deterioration in future cash flows projected to be generated by an asset group. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which is generally at a product line level.

If, upon review, the sum of the projected undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. The fair values of impaired assets are usually determined based on the present value of projected future cash flows using discount rates commensurate with the risks involved in the asset group, as quoted market prices in active markets are generally not available. The expected future cash flows used for impairment reviews and related fair value calculations are based on projected production quantities, sales quantities, prices and costs, considering available internal and external information at the date of review.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Should an impairment of assets arise, the Company may be required to record a charge to operations that could be material to the period reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

Equity Method Investments – Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Included in the investment value is interest that is capitalized on the Company’s investments in and advances to affiliates for qualifying assets that are constructed or acquired while the affiliate is engaged in activities necessary to begin its planned principal operations. This, along with other situations such as the initial investment in an affiliate, can create a difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate, known as a basis difference. Such differences are generally amortized as a change in the carrying value of the investment, with an offset recorded to Equity in income of affiliates, over the useful life of the affiliate’s primary asset.

Equity method investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred that is other than a temporary decline in value. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee’s financial performance, and the Company’s ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment’s estimated fair value. In such cases, the investment is impaired down to fair value based on the present value of expected future cash flows using discount rates commensurate with the risks of the investment.

Maintenance and Repairs – Maintenance and repair costs, including turnaround costs of major producing units, are expensed as incurred.

Research and Development Costs – Research and development costs are expensed as incurred.

Property Dispositions – Assets that are no longer in service and for which there is no contemplated future use by the Company are retired. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the Consolidated Statement of Comprehensive Income.

Asset Retirement Obligations – An asset and a liability are recorded at fair value when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated. When the liability is initially recorded, this cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in present value, and the capitalized cost is depreciated over the estimated useful life of the related asset.

Foreign Currency Translation – Adjustments that result from translating foreign financial statements using a foreign functional currency into U.S. dollars are included in Accumulated

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

other comprehensive loss in Members’ Equity. Foreign currency transaction gains and losses are included in current earnings. Many of CPChem’s foreign operations use their local currency as the functional currency.

Environmental Costs – Environmental expenditures are expensed or capitalized as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed. Liabilities for expenditures are recorded on an undiscounted basis unless the amount and timing of cash payments for the liability are fixed or determinable, in which case they are recorded on a discounted basis. Expenditures that create future benefits or that contribute to future revenue generation are capitalized and depreciated or amortized, as applicable, over their estimated useful lives.

Capitalization of Interest – Interest costs incurred to finance major projects with an expected construction period of longer than one year, and interest costs associated with investments in equity affiliates that have their planned principal operations under construction, are capitalized until commercial production begins. Capitalized interest is amortized over the life of the associated asset.

Income Taxes – CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxable on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

Certain amounts for prior periods have been reclassified in order to conform to the current reporting presentation.

Note 3 – New Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which contains principles that an entity will apply to determine the measurement of revenue and the timing of when it is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods and services, and it establishes five steps that entities should apply to achieve the core principle. The standard is effective January 1, 2018. There are two allowable methods of adopting the new standard: 1) full retrospective applies the standard to each period presented in the financial statements, and 2) modified retrospective applies the standard to only the most current period presented, with a cumulative effect adjustment recorded to retained earnings. Although CPChem is still evaluating the requirements of the new standard, it is anticipated that the new requirements will not have a significant impact on the amount and timing of revenue recognition. The standard will require a number of new disclosures to enable users of the financial statements to understand the nature,

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. Although the provisions of ASU 2015-03 are effective beginning January 1, 2016, CPChem early adopted the new guidance in the second quarter of 2015 in conjunction with its $1.400 billion bond offering. See Note 11 for more information. As a result of adopting the new standard, long-term debt has been presented in the Consolidated Balance Sheet net of debt discounts and issuance costs. ASU 2015-03 has been applied retrospectively to the periods presented in these consolidated financial statements. Because there was no long-term debt outstanding for the comparative prior periods, there was no impact to CPChem’s prior period financial statement presentation as a result of adopting ASU 2015-03.

Note 4 – Port Arthur Fire

In July 2014, a fire occurred at CPChem’s Port Arthur, Texas facility. The Port Arthur olefins unit restarted in November 2014. Because of the shutdown, CPChem experienced reduced production and sales in several of its product lines stemming from the lack of the Port Arthur olefins supply, resulting in a significant financial impact, the extent of which was limited by the Company’s property damage and business interruption insurance coverage. In 2015, the Company included in earnings a $55 million final settlement of its business interruption claim associated with the Port Arthur fire. This amount was recognized in Other income in the Consolidated Statement of Comprehensive Income. The Company also included in 2015 earnings a $33 million final settlement of its property damage claim associated with this incident. This amount was recognized as a reduction in Cost of goods sold in the Consolidated Statement of Comprehensive Income.

In 2014, the Company incurred $85 million of associated repair and rebuild costs that were included in Cost of goods sold in the Consolidated Statement of Comprehensive Income. Also in 2014, the Company reached agreement with insurers on $120 million in advanced payments against its business interruption insurance claim, which were recognized in Other income in the Consolidated Statement of Comprehensive Income.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 5 – Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss and their changes during the period included:

Millions of Dollars	Defined Benefit Plans	Foreign Currency Translation Adjustments	Total
At December 31, 2014	$(384)	46	(338)
Other comprehensive loss before reclassifications	(13)	(45)	(58)
Amounts reclassified from accumulated other comprehensive loss	35	—	35
Net current-period other comprehensive income (loss)	22	(45)	(23)
At December 31, 2015	$(362)	1	(361)

Millions of Dollars	Defined Benefit Plans	Foreign Currency Translation Adjustments	Total
At December 31, 2013	$(256)	89	(167)
Other comprehensive loss before reclassifications	(153)	(43)	(196)
Amounts reclassified from accumulated other comprehensive loss	25	—	25
Net current-period other comprehensive loss	(128)	(43)	(171)
At December 31, 2014	$(384)	46	(338)

Defined benefit plans adjustments reclassified from Accumulated other comprehensive loss are included in the computation of net periodic benefit cost. See Note 17 for more information.

Note 6 – Transactions with Affiliates

Significant transactions with affiliated parties, including equity affiliates, for the years ended December 31, were as follows:

Millions of Dollars	2015	2014	2013
Sales and other operating revenues (a)	$1,127	2,383	2,213
Cost of goods sold (b,c,d)	2,177	3,779	3,774
Selling, general and administrative (c,d)	(31)	(31)	(14)

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

a.
CPChem sold ethylene residue gas and natural gas liquids to Phillips 66; specialty chemicals, alpha olefin products, and aromatics and styrenics by-products to Chevron; and feedstocks to equity affiliates, all at prices that approximated market. CPChem received royalties on licensed technology and marketing fees on product sales from certain equity affiliates.

b.
CPChem purchased various feedstocks and finished products from Chevron, Phillips 66, and certain equity affiliates at prices that approximated market. In addition, Chevron and Phillips 66 provided CPChem with certain common facility and manufacturing services at certain facilities.

c.
Chevron and Phillips 66 provided various services to CPChem under service agreements, including engineering consultation, research and development, laboratory services, procurement services and pipeline operating services.

d.
Cost of goods sold amounts were reduced for billings to certain equity affiliates and Phillips 66 primarily for non-core services provided at cost, totaling $17 million in 2015, $20 million in 2014 and $18 million in 2013, that were credited to expense. Cost of goods sold amounts were also reduced for marketing fees paid to CPChem by certain equity affiliates under sales and marketing agreements with those entities, totaling $16 million in 2015, $35 million in 2014 and $34 million in 2013. Selling, general and administrative amounts also included credits for non-core services provided at cost to certain equity affiliates totaling $95 million in 2015, $93 million in 2014 and $79 million in 2013.

CPChem had $16 million and $13 million of loans outstanding at December 31, 2015 and 2014, respectively, with its equity affiliate Shanghai Golden Phillips Petrochemical Company Limited. The balances were classified as Short-term debt – affiliate in the Consolidated Balance Sheet.

Note 7 – Inventories

Inventories at December 31 were as follows:

Millions of Dollars	2015	2014
LIFO product inventories	$661	645
Non-LIFO product inventories	157	216
Materials, supplies and other	131	120
Total inventories	$949	981

The excess of replacement cost over carrying value of product inventories valued under the LIFO method was $105 million and $357 million at December 31, 2015 and 2014, respectively. Lower-of-cost-or-market write-downs of LIFO-valued inventories were $18 million in 2015. There were no lower-of-cost-or-market write-downs of LIFO-valued inventories in 2014 or 2013. Lower-of-cost-or-market write-downs of non-LIFO-valued inventories were immaterial in 2015, 2014 and 2013.

In December 2014, CPChem sold almost all of the assets, consisting principally of inventories and property, plant and equipment, of one of its wholly owned product lines. See Note 9 for further discussion.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 8 – Investments in and Advances to Affiliates

CPChem’s investments in its affiliates, accounted for using the equity method, are as follows. These affiliates are also engaged in the manufacturing and/or marketing of petrochemicals.

Affiliate	Ownership Interest
Americas Styrenics LLC	50%
Chevron Phillips Singapore Chemicals (Private) Limited	50
Gulf Polymers Distribution Company FZCo	35
Jubail Chevron Phillips Company	50
K R Copolymer Co., Ltd.	60
Petrochemical Conversion Company Ltd.	50
Qatar Chemical Company Ltd. (Q-Chem)	49
Qatar Chemical Company II Ltd. (Q-Chem II)	49
Saudi Chevron Phillips Company	50
Saudi Polymers Company	35
Shanghai Golden Phillips Petrochemical Company Limited	40

K R Copolymer Co., Ltd. is not consolidated because CPChem does not have voting control of this entity.

Qatar Chemical Company Ltd. (Q‑Chem)

Q‑Chem is a joint venture company that owns and operates an ethylene, PE and 1-hexene petrochemicals complex in Mesaieed, Qatar, and is owned 49 percent by CPChem, 49 percent by Mesaieed Petrochemical Holding Company QSC (MPHC) and 2 percent by Qatar Petroleum (QP).

Qatar Chemical and Petrochemical Marketing and Distribution Company QJSC (doing business as Muntajat), has the exclusive responsibility for the purchase and sale of certain listed chemical and petrochemical products produced in the State of Qatar. For Q-Chem and Q-Chem II products, the commencement dates for the purchasing, marketing, distributing and selling of the products by Muntajat were designated as being December 15, 2014 for pygas and ethylene, December 16, 2014 for high density polyethylene (HDPE) and medium density polyethylene (MDPE), and January 1, 2015 for NAO, 1-hexene, 1-butene and 1-octene (the “Commencement Dates”).

Prior to the Commencement Dates, almost all of Q-Chem’s products were purchased by Q‑Chem Distribution Company Limited (Q‑Chem DC), which is wholly owned by Q‑Chem. Up to these dates, CPChem was a party to an agency agreement with Q‑Chem DC to act as the (i) exclusive agent for the sale of Q‑Chem’s PE production outside of the Middle East and its 1-hexene production worldwide and (ii) non-exclusive agent for the sale of Q‑Chem’s PE production in

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

certain Middle East countries. Under the terms of the agency agreement, which was terminated for Q-Chem products as of the respective Commencement Dates except as to orders placed prior to such dates, CPChem was compensated through a marketing fee, at market rates, for products it marketed and sold. CPChem was also a party to separate sales agreements, which are now terminated, to purchase, upon mutual agreement with Q-Chem DC, product from Q-Chem DC and resell such product to customers. Sales to customers associated with these purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Qatar Chemical Company II Ltd. (Q‑Chem II)

Q-Chem II is a second petrochemical joint venture company located in Mesaieed, Qatar that is owned 49 percent by CPChem, 49 percent by MPHC and 2 percent by QP. Q-Chem II owns and operates PE and NAO plants that are located on a site adjacent to the complex owned by Q-Chem. An ethylene cracker that provides ethylene feedstock via pipeline to the Q-Chem II plants is located in Ras Laffan Industrial City, Qatar. The ethylene cracker and pipeline are owned by Ras Laffan Olefins Company, a joint venture of Q-Chem II and Qatofin Company Limited (Qatofin). Q-Chem II owns 53.85 percent of the capacity rights to the ethylene cracker and pipeline, and the balance is held by Qatofin. Collectively, Q-Chem II consists of its interest in the ethylene cracker and pipeline and the PE and NAO plants.

See the Q‑Chem disclosure in this Note 8 regarding formation of Muntajat, the Qatari state-owned entity responsible for the international marketing and distribution of certain chemical and petrochemical products produced in the State of Qatar as well as the designation of the Commencement Dates for the purchase and sale of Q-Chem II products by Muntajat.

Prior to the Commencement Dates, almost all of Q-Chem II’s products were purchased by Q-Chem II Distribution Company Limited (Q-Chem II DC), which is wholly owned by Q-Chem II. Up to these dates, CPChem was a party to an agency agreement with Q-Chem II DC to act as the (i) exclusive agent for the sale of Q-Chem II’s PE production outside of the Middle East and its NAO production worldwide and (ii) non-exclusive agent for the sale of Q-Chem II’s PE production in certain Middle East countries. Under the terms of the agency agreement, which was terminated for Q-Chem II products as of their respective Commencement Dates except as to orders placed prior to such dates, CPChem was compensated through a marketing fee, at market rates, for products it marketed and sold. Up to the Commencement Dates, CPChem was also a party to an offtake and credit risk agreement with Q‑Chem II DC to purchase, at market prices, specified amounts of product for any sales shortfall under the terms of the agency agreement. Sales to customers associated with such purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. The agency agreement and offtake and credit risk agreement were terminated as to new sales following the Commencement Dates.

Under the terms of the Q-Chem II joint venture agreement, QP agreed to undertake and settle Q-Chem II’s Qatar corporate income tax liabilities incurred beginning in 2011, the first year following the commencement of Q-Chem II’s commercial operations, through 2020, which is

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

described as a pay-on-behalf (POB) obligation. QP’s POB obligation to Q-Chem II increased CPChem’s Equity in income from affiliates by $42 million in 2015, $85 million in 2014 and $85 million in 2013.

Saudi Chevron Phillips Company (SCP)

SCP is a joint venture company that owns and operates an aromatics complex at Jubail Industrial City, Saudi Arabia and is owned 50 percent by CPChem and 50 percent by Saudi Industrial Investment Group (SIIG). Under the terms of a sales and marketing agreement that runs through 2026, CPChem is obligated to purchase, at market prices, all of the production from the plant less any quantities sold by SCP in the Middle East region. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee, at market rates, for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Jubail Chevron Phillips Company (JCP)

JCP is a joint venture company that owns and operates an integrated styrene facility at Jubail Industrial City, Saudi Arabia and is owned 50 percent by CPChem and 50 percent by SIIG. The subsidiary of CPChem that directly owns the 50 percent interest in JCP, along with the other co-venturer, has each guaranteed its respective 50 percent share of the local agency loans that supported development of the facility, and are payable by JCP to the Saudi Industrial Development Fund (SIDF), for the duration of the loans. Amounts outstanding under the loan agreements with SIDF, which are scheduled to be fully repaid in the second quarter of 2016, totaled $20 million at December 31, 2015.

The maximum future payment CPChem could be required to make under the aforementioned guarantee is $10 million based on balances at December 31, 2015. The carrying amount of the liability recorded for the guarantee, discounted and weighted for probability, totaled $1 million at both December 31, 2015 and December 31, 2014. The liability was included in Other current liabilities and deferred credits at December 31, 2015 and in Other liabilities and deferred credits at December 31, 2014, with an offsetting amount in Investments in and advances to affiliates on the Consolidated Balance Sheet. CPChem believes it is unlikely that performance under the guarantee will be required.

Under the terms of a sales and marketing agreement that runs through 2033, CPChem is obligated to purchase, at market prices, all of the production from the plant less any quantities sold by JCP in the Middle East region and quantities sold under a long-term contract for a portion of the styrene production. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee, at market

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

rates, for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Saudi Polymers Company (SPCo)

SPCo is a 35 percent-owned joint venture company that owns and operates an integrated petrochemicals complex at Jubail Industrial City, Saudi Arabia, which produces ethylene, propylene, PE, PP, PS and 1-hexene. The remaining 65 percent of SPCo is owned by National Petrochemical Company (Petrochem), which is a Saudi publicly traded company owned 50 percent by SIIG. SPCo achieved project completion, as defined in the financing agreements, on April 1, 2015.

SPCo was funded through share subscriptions and non-interest bearing subordinated loans from CPChem and Petrochem in proportion to their ownership interests, and through limited recourse loans from commercial banks, loans guaranteed by an export credit agency, and loans from the Public Investment Fund and SIDF (collectively, “senior debt”). Principal and accrued interest outstanding under the senior debt prior to SPCo achieving project completion totaled $3.194 billion at March 31, 2015. Although CPChem has a 35 percent ownership interest in SPCo, under the terms of the completion guarantees in the financing agreements, the commercial bank lenders, the export credit agency, and PIF had the right to demand from CPChem: (i) if SPCo was unable to fund its debt service obligations as they came due, the funds to cover 50 percent of the periodic debt service requirements of their loans until project completion was achieved; and (ii) if project completion did not occur by June 30, 2015, or upon the occurrence of certain defined events prior to project completion, repayment of 50 percent of all outstanding principal and interest on the loans. These guarantees terminated with SPCo achieving project completion on April 1, 2015.

The several obligations of CPChem and Petrochem to fund share subscriptions and non-interest bearing subordinated loans, in proportion to their ownership interests, were limited to the estimate of total project costs determined at the time of the Petrochem initial public offering less the $3.589 billion in total commitments made available from senior debt. As the initial co-sponsors of the project, CPChem and SIIG were each obligated to fund, through interest-bearing subordinated loans, 50 percent of any project costs that were not funded by the combination of senior debt, share subscriptions and non-interest bearing subordinated loans from CPChem and Petrochem, and operating cash flow prior to project completion. These funding obligations terminated upon SPCo achieving project completion on April 1, 2015.

Most of SPCo’s products are purchased by Gulf Polymers Distribution Company FZCo (GPDC), which is owned by CPChem and Petrochem in the same ownership percentages as SPCo. CPChem is a party to an agency agreement with GPDC to act as its exclusive agent for the sale of SPCo’s products outside of certain countries in the Middle East region and a non-exclusive agent for the sale of its products in certain countries in the Middle East region, for which CPChem is compensated through a marketing fee at market rates. CPChem is also a party to

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

offtake and credit risk agreements with both SPCo and GPDC under which it is required to purchase, at market prices, specified production quantities if GPDC fails to purchase or if CPChem fails to sell the products under the terms of the agency agreement. Sales to customers associated with such purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. CPChem has no exposure to price risk for any quantities that it may be obligated to purchase under the terms of the offtake and credit risk agreements. CPChem also guarantees GPDC’s payments to SPCo and the customer payments to GPDC for all sales arranged by CPChem under the agency agreement. The agency agreement and offtake and credit risk agreements expire in July 2041. The Company expects to be able to sell all of the production under the terms of the agency agreement, and further expects that reimbursements for customer payment defaults, if any, would be minimal.

Although CPChem has a 35 percent ownership interest in SPCo, the subsidiary of CPChem that directly holds the ownership interest in SPCo has guaranteed 50 percent of the loans payable by SPCo to SIDF for the duration of the construction loans, which mature in 2020. The balance outstanding under the SIDF loans at December 31, 2015 was $228 million.

The maximum future payments CPChem could be required to make under the aforementioned SIDF guarantee are $114 million based on the Company’s guaranteed portion of the loans and associated interest outstanding at December 31, 2015. The carrying amount of the liability recorded, discounted and weighted for probability for this guarantee totaled $1 million at December 31, 2015 and $10 million at December 31, 2014. The liability was included in Other liabilities and deferred credits, with an offsetting amount in Investments in and advances to affiliates on the Consolidated Balance Sheet. CPChem believes it is unlikely that performance under the SIDF guarantee will be required.

Petrochemical Conversion Company Ltd. (PCC)

In association with the SPCo project, CPChem and SIIG committed to execute a number of additional capital projects that they undertook on a 50/50 sharing basis through PCC. Fuel gas for these additional capital projects was allocated by the Ministry of Petroleum and Mineral Resources of the Kingdom of Saudi Arabia (Ministry) through an allocation letter process. The fuel gas allocation letter, which expired in September 2013, documents the capital project obligations to be carried out by CPChem and SIIG. An interim fuel gas supply agreement was executed with Saudi Aramco in April 2015. CPChem and SIIG have completed the capital projects that were outlined in the original fuel gas allocation letter and are working with Saudi Aramco to finalize the requirements necessary to execute a permanent fuel gas supply agreement. The fuel gas allocation letter includes rights in favor of the Ministry to demand compensatory payments in satisfaction of any unmet obligations. Pursuant to the terms agreed with the Ministry, the required compensatory payment obligations were secured by two letters of credit. In recognition of satisfaction of a significant number of these obligations, the Ministry released one of the letters of credit with a value of $305 million (CPChem’s share $153 million) in December 2015. As the final capital project was completed in December 2015, a request has been submitted to the Ministry to release the remaining letter of credit. CPChem’s share of the

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

remaining compensatory obligations is covered by the remaining letter of credit with a value of $200 million (CPChem’s share $100 million).

Basis Differences

A difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate is known as a basis difference. Basis differences that existed at December 31, by affiliate, were:

Millions of Dollars	2015	2014
Americas Styrenics LLC	$48	54
Jubail Chevron Phillips Company	15	16
Qatar Chemical Company II Ltd. (Q-Chem II)	22	23
Saudi Polymers Company	104	109
All others in the aggregate	4	4

Summarized Financial Information

Summarized financial information for CPChem’s equity investments, shown at 100 percent, follows:

Millions of Dollars	Middle East Equity Investments			All Others in the Aggregate

Years ended December 31	2015	2014	2013	2015	2014	2013
Revenues	$7,248	9,440	7,846	2,419	2,953	2,996
Income before income taxes	1,322	1,986	1,843	318	98	32
Net income	1,094	1,553	1,433	306	86	31
At December 31
Current assets	$3,429	3,513	3,328	580	606	658
Noncurrent assets	9,058	9,245	9,482	399	432	465
Current liabilities	1,750	2,075	2,113	198	263	335
Noncurrent liabilities	5,186	5,629	5,975	84	109	112

Dividends

Dividends received from equity affiliates totaled $441 million in 2015, $613 million in 2014 and $660 million in 2013. CPChem’s members’ capital included $332 million and $437 million of cumulative undistributed net earnings from equity affiliates at December 31, 2015 and 2014, respectively.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 9 – Property, Plant and Equipment

At December 31, 2015, approximately $6.047 billion of gross property, plant and equipment consisted of chemical plant assets depreciated over estimated useful lives of approximately 25 years. Other non-plant items, such as furniture, fixtures, buildings and automobiles, have estimated useful lives ranging from 5 to 45 years, with a weighted average of 28 years. Assets under construction totaled $4.420 billion at December 31, 2015 and $2.172 billion at December 31, 2014.

Capital additions, inclusive of accrued expenditures that were excluded from Capital expenditures shown on the Consolidated Statement of Cash Flows, at December 31 were:

Millions of Dollars	2015	2014	2013
Capital expenditures	$2,626	1,771	1,122
(Decrease) increase in accrued expenditures	(21)	222	109
Total capital additions	$2,605	1,993	1,231

In September 2014, the Company entered into an agreement to sell almost all of the assets, consisting principally of inventories and property, plant and equipment, of one of its wholly owned product lines. Proceeds of $232 million were received with completion of the sale at the end of 2014.

See Note 16 for a discussion of impairment losses.

Note 10 – Asset Retirement Obligations and Accrued Environmental Liabilities

Asset retirement obligations and accrued environmental liabilities at December 31 were:

Millions of Dollars	2015	2014
Asset retirement obligations	$18	17
Accrued environmental liabilities	21	5
Total asset retirement obligations
and accrued environmental liabilities	39	22
Less portion classified as short-term	3	4
Long-term asset retirement obligations
and accrued environmental liabilities	$36	18

Asset retirement obligations and accrued environmental liabilities that are classified as short-term were included in Other current liabilities and deferred credits on the Consolidated Balance Sheet. Long-term asset retirement obligations and accrued environmental liabilities were included in Other liabilities and deferred credits on the Consolidated Balance Sheet.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Asset Retirement Obligations

The Company’s asset retirement obligations involve the treatment of soil contamination and closure of remaining assets at the Guayama, Puerto Rico facility and asbestos abatement at certain facilities.

Accrued Environmental Liabilities

Total accrued environmental liabilities were $21 million and $5 million at December 31, 2015 and 2014, respectively. There were no material differences between accrued discounted environmental liabilities and the associated undiscounted amounts. Accrued environmental liabilities are primarily related to soil and groundwater remedial investigations at domestic facilities and site restoration activities at the Puerto Rico facility.

Note 11 – Debt

Long-term debt at December 31 was as follows:

Millions of Dollars	2015	2014
1.7% senior unsecured notes due 2018	$750	—
2.45% senior unsecured notes due 2020	400	—
Floating rate senior unsecured notes due 2020	250	—
Subtotal	1,400	—
Less unamortized debt discounts and debt issuance costs	7	—
Net long-term debt	$1,393	—

In May 2015, CPChem issued, in a private placement, $750 million of 1.7% senior unsecured notes due in May 2018, $250 million of floating rate senior unsecured notes due in May 2020, and $400 million of 2.45% senior unsecured notes due in May 2020, totaling $1.400 billion in long-term debt. Interest is payable semiannually on the fixed rate notes. The interest rate on the floating rate notes is equal to the three-month USD LIBOR plus 0.75%, which at December 31, 2015 was 1.0789%, with the interest payable quarterly. The notes contain covenants limiting liens, sale/leaseback transactions, sale of all or substantially all assets, and business combinations, but they contain no financial statement covenants. CPChem does not consider these covenants to be restrictive to normal operations.

CPChem’s commercial paper program is supported by two revolving credit facilities providing a combined total borrowing capacity of $800 million. The facilities consist of a $480 million facility that was amended and extended in February 2016 and is scheduled to expire in February 2021, and an amended $320 million facility, which is scheduled to expire in July 2019. The facilities are subject to quarterly commitment fees, which are calculated based on the undrawn portions of each of the facilities. The credit agreements contain covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, but they contain no financial statement covenants. The agreements also contain a provision requiring maintenance

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

of CPChem’s ownership by Chevron and/or Phillips 66 of at least 50 percent in the aggregate. Provisions in these agreements are not considered to be restrictive to normal operations.

Notes issued under CPChem’s commercial paper program are in the tier-2 commercial paper market with maturities of 90 days or less, and the Company pays market rates applicable to tier-2 commercial paper issuers plus a dealer fee on any commercial paper that is issued. There were no commercial paper borrowings during 2015, and no balance was outstanding at December 31, 2015 or 2014.

CPChem is also a party to a $200 million trade receivables securitization agreement, which is scheduled to expire in March 2016. Prior to its expiration, the Company plans to amend and extend the trade receivables securitization agreement through March 2017. The agreement provides CPChem the ability to increase borrowing capacity by up to an additional $200 million, for a total capacity of up to $400 million, with prior approval from the lenders. Indebtedness under this agreement is secured by a lien on certain of the Company’s trade receivables. As pledged receivables are collected by the Company from time to time, CPChem either repays outstanding amounts under the trade receivables securitization agreement or replenishes the collateral pool with new, uncollected receivables. The borrower under this securitization agreement is CPC Receivables Company LLC (CPC Receivables), a wholly owned special purpose subsidiary of CPChem. Under the securitization agreement, certain of the Company’s trade receivables are legally sold to CPC Receivables, and CPC Receivables pledges such receivables as security for the performance of its obligations under the securitization agreement. Except for the consolidation of its interest in CPC Receivables, CPChem does not otherwise claim ownership of any assets or liabilities of CPC Receivables. The securitization agreement contains no financial statement covenants. CPChem pays a monthly facility fee on the total commitment amount under the facility. Amounts borrowed under the facility are subject to a base rate equal to the commercial paper issuance cost incurred by the conduits of the facility plus a program fee that is payable monthly. No secured borrowings were made during 2015 or 2014, and no balance was outstanding under the trade receivables securitization agreement at December 31, 2015 or 2014.

All interest and financing costs on indebtedness were capitalized for years ended December 31, 2015 and 2014, respectively.

Note 12 – Guarantees, Commitments and Indemnifications

Guarantees

CPChem’s headquarters building is leased under an agreement that was renewed effective September 2015 for an additional five years, and may be extended further at market rates upon mutual agreement with the landlord. The agreement contains a fixed price purchase option, which was considered to be the fair market value of the building at the time of the lease renewal, and a residual value guarantee. If CPChem does not extend the lease or exercise the purchase option prior to the expiration of the lease, the Company has an obligation to pay the lessor the shortfall, if any, in the proceeds realized from the sale of the building to a third party relative to

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

the guaranteed residual value of $35 million. Under the lease, CPChem is entitled to receive any proceeds from the sale of the building that are in excess of the purchase option price. While it is not possible to predict with certainty the amount, if any, that the Company would be required to pay or be entitled to receive should the building be sold to a third party upon the expiration of the lease, CPChem believes that the amount paid or received would not be material to consolidated results of operations, financial position or liquidity.

In December 2015, CPChem entered into an agreement that was effective January 2, 2016 to lease up to 1,550 railcars that are scheduled to be constructed and delivered through May 31, 2017, with interim rent paid on delivered railcars during this period. The total cost of the railcars under the lease is not to exceed $160 million. On May 31, 2017, the total number of railcars delivered will become part of a single consolidated lease for a five-year term through May 2022. During the lease term, CPChem has the right to purchase all of the railcars at any time, with a minimum 60-day notice period, for the then outstanding lease balance. The lease contains a guaranteed residual amount at the end of the lease term of 75 percent of the cost of the railcars, which assuming full utilization of the lease facility is approximately $120 million.

See Note 8 for a discussion of certain guarantees and commitments related to the Company’s investments in affiliates.

Commitments

See Note 15 for a discussion of commitments under non-cancelable operating leases.

Indemnifications

As part of CPChem’s ongoing business operations, the Company enters into numerous agreements with other parties which apportion future risks between the parties to the transaction or relationship governed by the agreements. One method of apportioning risk is the inclusion of provisions requiring one party to indemnify the other party against losses that might be incurred in the future. Many of CPChem’s agreements, including technology license agreements, contain indemnities that require the Company to perform certain acts, such as defending certain licensees against patent infringement claims of others, as a result of the occurrence of a triggering event or condition.

These indemnity obligations are diverse and numerous, and each has different terms, business purposes, and triggering events or conditions. In addition, the indemnities in each agreement vary widely in their definitions of both the triggering event and the resulting obligation, which is contingent upon that triggering event. Because many of CPChem’s indemnity obligations are not limited in duration or potential monetary exposure, the Company cannot reasonably calculate the maximum potential amount of future payments that could possibly be paid under the indemnity obligations stemming from all of its existing agreements. CPChem is not aware of the occurrence of any triggering event or condition that would have a material adverse impact on consolidated results of operations, financial position or liquidity as a result of an indemnity obligation arising from such a triggering event or condition.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 13 – Contingent Liabilities

In the case of known contingent liabilities, CPChem records an undiscounted liability when a loss is probable and the amount can be reasonably estimated. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable loss recoveries from insurance or other parties. As facts concerning contingent liabilities become known, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and contingent liabilities for environmental remediation. Estimated future costs related to legal matters are subject to change as events occur and as additional information becomes available.

CPChem believes it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on consolidated results of operations, financial position or liquidity.

Legal Matters

CPChem is responsible for certain lawsuits alleging personal injury as a result of exposure to asbestos, most of which are alleged to have taken place prior to the time CPChem was formed. These lawsuits are frequently dismissed or resolved through negotiated settlement prior to trial, but trials do sometimes occur and have resulted in judgments both in favor of and against CPChem’s interests.

CPChem has recorded a liability for its estimated obligation for certain asbestos-related claims. The liability as recorded is not considered to be material to the financial position or liquidity of the Company. In the event that CPChem’s actual obligation exceeds its current accrual, the Company will be required to record a charge to operations that could be considered material to the period during which the charge is reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

CPChem is a party to a number of other legal proceedings that arose in the ordinary course of business for which, in many instances, no provision has been made in the financial statements.

Environmental Obligations

CPChem is subject to federal, state and local environmental laws and regulations that may result in obligations to mitigate or remove the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at its sites. Estimated future environmental remediation costs are subject to change due to such factors as the periodic refinement of remediation estimates for cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of ultimate remedial actions that may be required, and the determination of CPChem’s liability in proportion to those of other responsible parties. The Company records accruals for environmental liabilities based on best estimates obtained from consulting and engineering subject matter experts. Un-asserted claims are considered in the

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

determination of environmental liabilities and are accrued in the period when they become probable and reasonably estimable. See Note 10 for a discussion of environmental liabilities accrued by the Company.

The Company also assumed certain historical environmental liabilities at formation. In some cases, CPChem may be entitled to indemnification for all or a portion of the accrued environmental liabilities. Environmental investigations are currently being conducted at certain Company facilities, and the Company has an ongoing groundwater remediation project at its Puerto Rico facility, which could extend up to 20 years. Following completion of the environmental investigations, the potential for any additional remediation liabilities and applicable indemnifications will be determined.

Note 14 – Credit Risk

Financial instruments that potentially subject CPChem to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are currently comprised of bank accounts and short-term investments with several financial institutions that have investment grade credit ratings. The Company’s policy for short-term investments both diversifies and limits its exposure to credit risk. Trade receivables are dispersed among a broad customer base, both domestic and international, which generally results in limited concentrations of credit risk. Although CPChem maintains and follows credit policies and procedures designed to monitor and control counterparty receivable credit risk and exposure, a deterioration of general economic conditions and/or the financial condition of specific customers could result in an increase in CPChem’s credit risk or limit CPChem’s ability to collect accounts receivable from impacted customers. As part of its credit policy, the Company may require security from counterparties in the form of letters of credit or guarantees in amounts sufficient to support the credit exposure.

Note 15 – Operating Leases

CPChem leases: tank and hopper railcars, some of which are leased from Phillips 66; office buildings; and certain other facilities and equipment. Total operating lease rental expense was $65 million in 2015, $66 million in 2014 and $63 million in 2013. Aggregate future minimum lease payments under non-cancelable leases at December 31, 2015 totaled $47 million, $40 million, $24 million, $20 million and $51 million for the years 2016 through 2020, respectively, and $16 million thereafter. Included in aggregate future minimum lease payments for 2020 is the Company’s maximum exposure of $35 million under the contingent obligation associated with the lease agreement for the Company headquarters building. See Note 12 for more information.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 16 – Fair Value Measurements

Accounting standards require disclosures that categorize assets and liabilities measured or disclosed at fair value into one of three different levels, depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or the Company’s assumptions about pricing by market participants.

The carrying amounts of cash equivalents, trade and affiliated receivables, trade and affiliated payables, and short-term debt approximate fair values. The principal carrying amount of long-term debt outstanding at December 31, 2015 was $1.400 billion, with a fair value of $1.388 billion based on quoted market prices, which is at Level 1 in the fair value hierarchy. There was no long-term debt outstanding at December 31, 2014.

Recurring Measurements

CPChem records certain nonqualified deferred compensation plan liabilities at fair value, most of which were recorded as Employee benefit obligations on the Consolidated Balance Sheet. The Company values its deferred compensation liabilities, based on notional investments, using closing prices of underlying assets (mutual funds, common stocks and common collective trusts) provided by the exchange or issuer as of the balance sheet date, and these are classified as either Level 1 or Level 2 in the fair value hierarchy. Common collective trusts, classified as Level 2, are valued based on the current values of the underlying assets of the trusts as determined by the issuer.

The following table summarizes these financial liabilities at December 31, valued on a recurring basis:

	Deferred Compensation Liabilities at Fair Value
Millions of Dollars	Level 1	Level 2	Level 3	Total
2015	$46	26	—	72
2014	49	21	—	70

Nonrecurring Measurements

As a result of changes in cash flow projections and decisions made regarding operations for certain facilities in conjunction with the Company’s budgeting process, impairment analyses were performed for certain asset groups in 2015, 2014 and 2013. Because the carrying values of the assets were not recoverable, the assets were written down to fair value less cost to sell, as applicable.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

In 2015, the write down resulted in the recognition of impairment losses of $55 million, which were included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and were included in Asset impairments in the Consolidated Statement of Cash Flows. The impairment losses resulted in the asset group having a fair value of $252 million at December 31, 2015.

In 2014, the write down of the assets sold as discussed in Note 9 resulted in an impairment loss of $80 million, of which $71 million was included in Cost of goods sold, $8 million was included in Selling, general and administrative, and $1 million was included in Research and development in the Consolidated Statement of Comprehensive Income. The total asset impairment loss was included in Asset impairments in the Consolidated Statement of Cash Flows. In addition, the write downs of other asset groups resulted in the recognition of impairment losses of $107 million. The total of the asset impairment losses was included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and was included in Asset impairments in the Consolidated Statement of Cash Flows. The impairment losses resulted in the other asset groups having a fair value of $265 million at December 31, 2014.

In 2013, total write downs resulted in the recognition of impairment losses of $24 million, all of which were included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and all of which were included in Asset impairments in the Consolidated Statement of Cash Flows. The impairment losses resulted in the asset group having a fair value of $281 million at December 31, 2013.

Fair values are measured based on (i) the present values of the Company’s estimated expected future cash flows using discount rates CPChem believes are commensurate with the risk involved in the asset groups, or (ii) actual offer prices, as applicable, and are classified as Level 3 within the fair value hierarchy.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 17 – Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

A December 31 measurement date is used in the determination of pension and other postretirement benefit obligations and plan assets. The funded status of the pension and other postretirement benefit plans was as follows:

Millions of Dollars	Pension Benefits		Other Benefits
	2015	2014	2015	2014
Change in Benefit Obligation
Benefit obligation at January 1	$1,201	1,003	159	153
Service cost	61	47	4	4
Interest cost	45	46	5	6
Actuarial (gain) loss	(72)	187	(7)	1
Plan amendments	—	1	—	—
Curtailments	—	(5)	—	1
Foreign currency exchange rate change	(4)	(5)	—	—
Special/contractual termination benefits	—	2	—	1
Benefits paid	(91)	(75)	(8)	(7)
Settlements	(7)	—	—	—
Benefit obligation at December 31	1,133	1,201	153	159
Change in Plan Assets
Fair value of plan assets at January 1	932	888	129	122
Actual return on plan assets	(19)	85	(3)	11
Employer contributions	8	38	—	—
Foreign currency exchange rate change	(3)	(4)	—	—
Benefits paid	(91)	(75)	(7)	(5)
Settlements	(7)	—	—	—
Plan participant contributions	—	—	1	1
Fair value of plan assets at December 31	820	932	120	129
Funded Status at December 31	$(313)	(269)	(33)	(30)

Amounts recognized in the Consolidated Balance Sheet at December 31 follow:

Millions of Dollars	Pension Benefits		Other Benefits
	2015	2014	2015	2014
Current liabilities – accrued benefit liability	$5	6	—	—
Noncurrent liabilities – accrued benefit liability	308	263	33	30
Total recognized	$313	269	33	30

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Amounts recognized in Accumulated other comprehensive loss at December 31, which have not yet been recognized in net periodic postretirement benefit cost, consisted of:

Millions of Dollars	Pension Benefits		Other Benefits
	2015	2014	2015	2014
Net actuarial loss	$337	353	4	2
Prior service cost	18	25	—	1
Total recognized	$355	378	4	3

Amounts included in Accumulated other comprehensive loss at December 31, 2015 that are expected to be amortized into net periodic postretirement benefit cost during 2016 are provided below:

Millions of Dollars	Pension Benefits	Other Benefits
Unrecognized net actuarial loss	$15	—
Unrecognized prior service cost	7	—

The accumulated benefit obligation for all pension plans was $996 million at December 31, 2015 and $1.045 billion at December 31, 2014. Information for pension plans with accumulated benefit obligations in excess of plan assets at December 31 was as follows:

Millions of Dollars	2015	2014
Projected benefit obligation	$1,101	1,161
Accumulated benefit obligation	974	1,019
Fair value of plan assets	790	900

Weighted average rate assumptions used in determining estimated benefit obligations at December 31 were as follows:

	2015		2014
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	4.46%	3.69	4.06	3.43
Rate of increase in compensation levels	4.15	—	4.10	—

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

The components of net periodic benefit cost and amounts recognized in Other Comprehensive Income (Loss) in the Consolidated Statement of Comprehensive Income for 2015, 2014 and 2013 were as follows:

	Pension Benefits			Other Benefits
Millions of Dollars	2015	2014	2013	2015	2014	2013
Net periodic benefit cost
Service cost	$61	47	47	4	4	4
Interest cost	45	46	41	5	6	5
Expected return on plan assets	(64)	(62)	(52)	(8)	(9)	(8)
Amortization of prior service cost	7	7	18	—	3	4
Amortization of actuarial loss	24	15	27	—	—	—
Curtailments	—	1	—	—	1	—
Special/contractual termination benefits	—	2	—	—	1	—
Settlements	4	—	2	—	—	—
Total net periodic benefit cost	77	56	83	1	6	5
Changes recognized in other comprehensive loss (income)
Net actuarial loss (gain) during period	10	157	(119)	3	(4)	(8)
Reclassification adjustment – actuarial loss	(28)	(15)	(27)	—	—	—
Prior service cost during period	—	1	—	—	—	—
Reclassification adjustment – prior service cost	(7)	(7)	(18)	—	(3)	(4)
Total changes recognized in other comprehensive (income) loss	(25)	136	(164)	3	(7)	(12)
Recognized in net periodic benefit cost and other comprehensive loss (income)	$52	192	(81)	4	(1)	(7)

The weighted average amortization period for the unrecognized prior service cost at December 31, 2015 for the pension and other postretirement benefits plans was approximately four years. Unrecognized net actuarial losses at December 31, 2015 related to CPChem’s pension and other postretirement benefits plans are each being amortized on a straight-line basis over approximately 12 years.

The measurement of the accumulated postretirement benefit obligation for retiree health care plans assumes a health care cost trend rate of 7.0 percent in 2016 that declines to 5.0 percent in 2023. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the 2015 amounts:

	One-Percentage Point
Millions of Dollars	Increase	Decrease
Effect on total service and interest cost components	$—	—
Effect on the postretirement benefit obligation	1	(1)

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Weighted average rate assumptions used in determining net periodic benefit costs for pension and other postretirement benefits follow:

	2015		2014		2013
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	4.06%	3.43	4.06	3.43	5.05	4.01
Expected return on plan assets	7.50	7.50	7.50	7.50	7.25	7.25
Rate of increase in compensation levels	4.15	—	4.10	—	4.10	—

The expected returns on plan assets were developed through, among other things, analysis of historical market returns for the plans’ investment classes and current market conditions.

The Company’s investment strategy with respect to pension plan assets is to maintain a diversified portfolio of domestic and international equities, fixed income securities and cash equivalents. Target asset allocations are chosen by the investment committees for each plan based on analyses of the historical returns and volatilities of various asset classes in comparison with plan-specific projected funding and benefit disbursement requirements. The target asset allocation for all of CPChem’s pension plans, in aggregate, was 69 percent equities, 30 percent fixed income and 1 percent other at December 31, 2015. The Company’s investment committee uses a dynamic de-risking/re-risking program for the Company’s main pension plan. Under this program, the plan’s allocation to fixed income will increase as its funded status improves and decrease if its funded status deteriorates. Rates of return for the investment funds comprising each asset class are monitored quarterly against benchmarks and peer fund results. The diversified portfolios for each pension plan are intended to prevent significant concentrations of risk within plan assets, although plan assets are subject to general market and security-specific risks. The Company expects to fund approximately $88 million to its pension and other postretirement benefits plans in 2016.

Following is a description of the valuation methodologies used for plan assets measured at fair value:

•	Mutual funds are valued using quoted market prices that represent the net asset values of shares held by the plans at year-end.

•	Common collective trusts (CCTs) are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust.

•
Guaranteed investment contracts (GIC) are valued using a discounted cash flow method. The projected cash flow stream related to the holdings at December 31, 2015 through a date corresponding to the projected average estimated duration of the participants’ investments in the contracts is discounted using the equivalent Treasury bond yield adjusted for the credit quality of the GIC issuer.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

The fair values of CPChem’s pension and other postretirement benefit plan assets at December 31, by asset class were as follows:

Pension Plan Assets

	2015				2014
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Cash and cash equivalents	$—	—	—	—	6	—	—	6
Mutual funds/CCTs/SAs²:
U.S. equities (a)	205	7	—	212	193	7	—	200
Global equities (b)	83	70	—	153	122	124	—	246
Non U.S. equities (c)	—	204	—	204	—	95	—	95
Fixed income (d)	—	229	—	229	—	356	—	356
Blended fund investments (e)	8	—	—	8	9	—	—	9
Money market (f)	7	—	—	7	9	3	—	12
GIC (g)	—	—	7	7	—	—	8	8
Total	$303	510	7	820	339	585	8	932

Other Postretirement Plan Assets

	2015				2014
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Cash and cash equivalents	$—	—	—	—	1	—	—	1
Mutual funds/CCTs/SAs[2]:
U.S. equities (a)	40	—	—	40	38	—	—	38
Global equities (b)	9	9	—	18	13	15	—	28
Non U.S. equities (c)	—	26	—	26	—	11	—	11
Fixed income (d)	7	28	—	35	8	42	—	50
Money market (f)	1	—	—	1	1	—	—	1
Total	$57	63	—	120	61	68	—	129

(a)	This asset class invests the majority of assets in securities of companies in the U.S. stock market (those similar to companies in the Dow Jones Wilshire 5000 Index).

(b)
This asset class invests the majority of assets in securities of both companies in the U.S. stock market and companies based outside the U.S. boundaries (those similar to companies in the MSCI All Country World Index).

(c)	This asset class invests the majority of assets in securities of companies based outside the U.S. (those similar to companies in the MSCI All Country World ex-U.S. Index).

[2] Mutual funds are classified as Level 1 inputs and CCTs and Separate Accounts (SAs) are classified as Level 2 inputs as defined in the fair value hierarchy in ASC 820 (refer to Note 16 for additional information).

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

(d)
This asset class invests in debt investments of all types, with average portfolio durations approximating those of the benchmarks listed below, and allocates across investment-grade, high-yield, and emerging-market debt securities (those similar to investments in the Barclays Capital Long-Term Government/Credit Index, the Barclays Capital U.S. Long Credit Index, and the Barclays Capital Aggregate Bond Index).

(e)	This asset class invests assets approximately 69 percent in global equities, 30 percent in global fixed income and 1 percent in other.

(f)	This asset class primarily invests in high-quality money market instruments with maturities of one year or less.

(g)	A GIC is an agreement between the issuer and the plan, in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer.

The fair value of GIC classified as Level 3 in the fair value hierarchy changed during 2015 and 2014 as follows:

	GIC Assets (Level 3)
Millions of Dollars	2015	2014
Beginning balance at January 1	$8	8
Actual return on plan assets:
Relating to assets still held at the reporting date	—	1
Relating to assets sold during the period	—	—
Purchases, sales and settlements, net	—	—
Foreign currency exchange rate change	(1)	(1)
Ending balance at December 31	$7	8

It is anticipated that benefit payments, which reflect expected future service, will be paid as follows:

Millions of Dollars	Pension Benefits	Other Benefits
2016	$78	9
2017	85	10
2018	92	11
2019	99	12
2020	98	13
2021–2025	516	74

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Defined Contribution Plans

Defined contribution plans are available for most employees, whereby CPChem matches a percentage of the employee’s contribution. The cost of the plans totaled $47 million in 2015, $39 million in 2014 and $33 million in 2013.

Note 18 – Income Taxes and Distributions

CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxed on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

CPChem is required to make quarterly distributions to its members in amounts representing their liability for combined federal and state income taxes calculated at specified rates based on CPChem’s estimate of federal taxable income. The Board has the authority to reduce or suspend such distributions to the members as it deems appropriate. Tax distributions paid to members totaled $699 million in 2015, $1.094 billion in 2014 and $941 million in 2013. Tax distributions of $119 million were accrued at December 31, 2015 and were paid in February 2016. Tax distributions of $51 million were accrued at December 31, 2014 and were paid in February 2015.

Discretionary distributions may also be paid periodically to the members at the election of the Board, depending upon the Company’s operating results and capital requirements. Discretionary distributions paid to members totaled $1.856 billion in 2015, $337 million in 2014 and $830 million in 2013. There were no discretionary distributions accrued at December 31, 2015 or 2014.

The components of income tax expense (benefit) for the years ended December 31 follow:

Millions of Dollars	2015	2014	2013
State – current	$11	16	11
State – deferred	(1)	(1)	—
Foreign – current	56	69	58
Foreign – deferred	8	2	2
Total income tax expense	$74	86	71

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

CPChem’s deferred income taxes reflect only the tax effect to the Company of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred income tax liabilities at December 31 follow:

	Short-Term		Long-Term
Millions of Dollars	2015	2014	2015	2014
Deferred income tax liabilities
Foreign withholding taxes	$—	1	14	6
Property, plant and equipment	—	—	20	20
Investment in partnership	—	—	1	1
Inventory	—	—	1	1
Other	—	—	1	1
Total deferred income tax liabilities	$—	1	37	29

Because CPChem is a flow-through entity as described above, the Company does not report in its financial statements the deferred income tax effect that flows through to the members. At December 31, 2015, the difference between the carrying amounts of the Company’s assets and liabilities reported in the Consolidated Balance Sheet and the amounts used for federal income tax reporting purposes was $3.183 billion.

The components of income before taxes for the years ended December 31, with reconciliation between tax at the federal statutory rate and actual income tax expense, follow:

	Millions of Dollars			Percentage of Pre-tax Income
	2015	2014	2013	2015	2014	2013
Domestic	$2,109	2,543	2,018	77%	75	72
Foreign	616	831	796	23	25	28
Total income before taxes	$2,725	3,374	2,814	100%	100	100

Federal statutory income taxes	$954	1,181	986	35%	35	35
Income attributable
to Partnership not subject to tax	(954)	(1,181)	(986)	(35)	(35)	(35)
Foreign income taxes	64	71	60	2	2	2
State income taxes	10	15	11	1	1	1
Total income tax expense	$74	86	71	3%	3	3

CPChem’s reported effective tax rate does not correlate to the statutory federal income tax rate because of its status as a partnership for U.S. federal income tax purposes. Further, the Company is not subject to a material amount of entity-level taxation by individual states or foreign taxing authorities. CPChem’s share of equity in income of affiliates, which is primarily from its foreign joint ventures, is reported net of associated foreign income taxes.

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

CPChem had no unrecognized tax benefits or any tax reserves for uncertain tax positions at December 31, 2015 or 2014. The Company recognizes interest accrued related to uncertain tax positions and any statutory penalties in income taxes. No interest or penalties were recognized during the years ended December 31, 2015, 2014 and 2013, and there were no accruals for the payment of interest or penalties at December 31, 2015 or 2014.

In addition to CPChem’s U.S. federal and state income tax return informational filings as a flow-through entity, CPChem or its subsidiaries file income tax returns and pay taxes in various state and foreign jurisdictions.  As of December 31, 2015, the examination of tax returns for certain prior years has not been completed. However, income tax examinations have been finalized in the Company’s major tax jurisdictions as follows through the years noted: Belgium (2011), Singapore (2008), United States – State of Texas (2013). CPChem believes that the outcome of unresolved issues or claims for the years still subject to examination will not be material to consolidated results of operations, financial position or cash flow.

Note 19 – Financial Information of Chevron Phillips Chemical Company LP

Chevron Phillips Chemical Company LP is CPChem’s wholly owned, primary U.S. operating subsidiary. Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP are joint and several obligors on the senior unsecured notes and the revolving credit facilities discussed in Note 11. The following financial information is presented for the benefit of the creditors of Chevron Phillips Chemical Company LP.

Chevron Phillips Chemical Company LP
Consolidated Statement of Income

	Years ended December 31
Millions of Dollars	2015	2014	2013
Revenues and Other Income
Sales and other operating revenues	$7,818	11,614	11,428
Equity in income of affiliates	113	23	12
Other income (loss)	59	121	(1)
Total Revenues and Other Income	7,990	11,758	11,439
Costs and Expenses
Cost of goods sold	5,264	8,610	8,865
Selling, general and administrative	640	628	555
Research and development	54	60	57
Total Costs and Expenses	5,958	9,298	9,477
Income Before Interest and Taxes	2,032	2,460	1,962
Interest income	1	1	1
Interest expense	—	1	1
Income Before Taxes	2,033	2,460	1,962
Income tax expense	13	16	12
Net Income	$2,020	2,444	1,950

Note 19 – Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Balance Sheet

Millions of Dollars	At December 31
	2015	2014
ASSETS
Cash and cash equivalents	$113	812
Accounts receivable, net – trade	1,062	1,064
Inventories	808	817
Prepaid expenses and other current assets	24	64
Total Current Assets	2,007	2,757
Property, plant and equipment, net	7,614	5,349
Investments in and advances to affiliates	284	296
Other assets and deferred charges	78	73
Total Assets	$9,983	8,475
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable – trade	$739	1,127
Other current liabilities and deferred credits	256	262
Total Current Liabilities	995	1,389
Employee benefit obligations	395	352
Other liabilities and deferred credits	107	70
Total Liabilities	1,497	1,811
Members’ capital	8,835	7,029
Accumulated other comprehensive loss	(349)	(365)
Total Members’ Equity	8,486	6,664
Total Liabilities and Members’ Equity	$9,983	8,475

Note 19 – Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Statement of Cash Flows

Millions of Dollars	Years ended December 31
	2015	2014	2013
Operating Activities
Net income	$2,020	2,444	1,950
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and retirements	291	279	233
Asset impairments	—	80	—
Distributions greater than income from equity affiliates	12	12	10
Net (increase) decrease in operating working capital	(196)	236	30
Benefit plan contributions	(7)	(35)	(133)
Employee benefit obligations	58	43	(34)
Other	12	(12)	111
Net cash provided by operating activities	2,190	3,047	2,167
Investing Activities
Capital expenditures	(2,588)	(1,742)	(1,061)
Purchases of intangible assets	(11)	—	(2)
Proceeds from the sale of assets	4	206	—
Net cash used in investing activities	(2,595)	(1,536)	(1,063)
Financing Activities
Distributions to members	(294)	(1,152)	(1,214)
Net cash used in financing activities	(294)	(1,152)	(1,214)
Net (Decrease) Increase in Cash and Cash Equivalents	(699)	359	(110)
Cash and Cash Equivalents at Beginning of Period	812	453	563
Cash and Cash Equivalents at End of Period	$113	812	453
Supplemental Disclosures of Cash Flow Information
Net (increase) decrease in operating working capital
Decrease (increase) in accounts receivable, net – trade and affiliates	$2	297	(84)
Decrease (increase) in inventories	9	(1)	(59)
Decrease (increase) in prepaid expenses and other current assets	40	(2)	(1)
(Decrease) increase in accounts payable – trade and affiliates	(241)	(101)	197
Increase (decrease) in accrued income and other taxes	7	12	(10)
(Decrease) increase in other current liabilities and deferred credits	(13)	31	(13)
Total	$(196)	236	30

Chevron Phillips Chemical Company LLC

Notes to Consolidated Financial Statements – December 31, 2015

Note 20 – Other Financial Information

Other financial information, for the years ended December 31, follows:

Millions of Dollars	2015	2014	2013
Interest cost incurred	$20	3	4
Less capitalized interest	(20)	(3)	(4)
Interest expense	$—	—	—
Foreign currency transaction gains (losses)	$(1)	(11)	4

Note 21 – Subsequent Events

Subsequent events have been evaluated through February 18, 2016, the date the financial statements were available to be issued.